UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco S.A., given the news item published regarding the Term of Acknowledgement and Commitment (“Commitment”) signed with the Public Prosecutor’s Office in the scope of the ongoing investigation entitled “Greenfield Operation”, clarifies the following:

a)       BEM - Distribuidora de Títulos e Valores Mobiliários Ltda., a company specializing in the rendering of fiduciary management services, and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, a company specializing in third-party asset management, both pertaining to the Bradesco Organization, are mentioned in said investigation given that,  in the past, the companies exercised the administration and management, respectively, of Fundo de Investimento em Participações - FIP Enseada;

b)       The Commitment, ratified by the 10th Federal Court of the Federal District has the object of issuing coercive measures of the assets, by offering guarantees of up to R$104 million, highlighting that the signature thereof does not imply the recognition of any civil or criminal liability by Bradesco’s companies or administrators;

c)       Bradesco’s administrators and employees are available for any further clarifications before the authorities responsible for conducting said investigation, regardless of any formal subpoena; and

d)       the Bradesco Organization reiterates that it carries out activities related to fund management and administration, in compliance with the best market practices and the sector's norms and regulations.

Cidade de Deus, Osasco, SP, September 20, 2016.

Banco Bradesco S.A.

Moacir Nachbar Junior

Executive Managing Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 20, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.